February 4, 2021

VIA EDGAR

Daniel Morris, Esq.

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Comment Letter to Bright Horizons Family Solutions Inc.

Form 10-K for the Fiscal Year Ended December 31, 2019

Filed February 27, 2020

File No. 001-35780

Dear Mr. Morris:

This letter is in response to the comment of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission contained in your letter dated February 2, 2021 to Bright Horizons Family Solutions Inc. (the “Company”). For ease of reference, the comment is printed below in italics and is followed by the Company’s response in regular typeface.

Form 10-K for Fiscal Year Ended December 31, 2019

General

1.	Comment:

We note your response to prior comment 6. Please revise to clarify what you mean by the statement that the provision does not “preclude or contract” the scope of exclusive federal or concurrent jurisdiction for any actions brought under the Securities Act or the Exchange Act. If you mean that the provision does not apply to claims arising under the federal securities laws, as stated in your response, please confirm that you will include disclosure in future filings stating this directly.

Response:

In response to the Staff’s comment, we respectfully advise the Staff that our forum selection provision does not apply to claims arising under the federal securities laws. We propose to revise the following risk factor in our Annual Report for the fiscal year ended December 31, 2020 as redlined to show the Company’s proposed changes and we will include similar disclosure in other future filings, as applicable:

Our certificate of incorporation designates the Court of Chancery of the State of Delaware as the sole and exclusive forum for certain types of actions and proceedings that may be initiated by our stockholders, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers or employees.

Our certificate of incorporation provides that, subject to limited exceptions, the Court of Chancery of the State of Delaware will be the sole and exclusive forum for (i) any derivative action or proceeding brought on our behalf, (ii) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers or other employees to us or our stockholders, (iii) any action asserting a claim against us arising pursuant to any provision of the Delaware General Corporation Law, our certificate of incorporation or our bylaws, or (iv) any other action asserting a claim against us that is governed by the internal affairs doctrine. Any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock shall be deemed to have notice of and to have consented to the provisions of our certificate of incorporation described above. This choice of forum provision may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers or other employees, which may discourage such lawsuits against us and our directors, officers and employees. Alternatively, if a court were to find these provisions of our certificate of incorporation inapplicable to, or unenforceable in respect of, one or more of the specified types of actions or proceedings, we may incur additional costs associated with resolving such matters in other jurisdictions, which could adversely affect our business and financial condition.

The exclusive forum provision in our certificate of incorporation does not apply to claims brought pursuant to United States federal securities laws including the Securities Exchange Act of 1934, as amended or the Securities Act of 1933, as amended. The exclusive forum provision in our certificate of incorporation will not relieve us of our duty to comply with the federal securities laws and the rules and regulations thereunder, and stockholders will not be deemed to have waived our compliance with these laws, rules and regulations.

We hope the foregoing has been responsive to the Staff’s comment. If you have any questions or would like to discuss our response in this letter, please feel free to contact me at (617) 673-8125 at your earliest convenience.

Sincerely,

/s/ Elizabeth Boland

Elizabeth Boland

Chief Financial Officer

cc:	Erin Jaskot, U.S. Securities and Exchange Commission
Laurie A. Cerveny, Morgan, Lewis & Bockius LLP

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